FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 12

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

Date of end of last fiscal year: March 31, 2009

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

John Parisella

Délégation générale du Québec

One Rockefeller Plaza

26th Floor

New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz, Jr.	Bernard Turgeon
Sullivan & Cromwell LLP 125 Broad Street New York, N.Y. 10004-2498	Ministère des Finances du Québec 12 rue Saint-Louis Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2009 (the “Annual Report”) as follows:

The following additional exhibit is hereby added to the Annual Report:

Exhibit:

(99.15)	Excerpt from Section B of “2010-2011 Budget – Budget Plan”, March 30, 2010:

•	Economic outlook for Québec (table B.6);

•	Canadian financial markets (table B.8).

(99.16)	Section C from “2010-2011 Budget – Budget Plan”, March 30, 2010:

•	Taking advantage of the recovery to begin restoring fiscal balance;

•	Updating of the financial framework;

•	Budgetary forecasts for revenue and consolidated expenditure;

•	Consolidated net financial requirements;

•	Consolidated non-budgetary transactions;

•	Appendix 1: Investments

•	Appendix 2: Investment projects by government enterprises

•	Appendix 3: Presentation of consolidated financial requirements before line-by-line consolidation of the health and social services and education networks

(99.17)	Section D from “2010-2011 Budget – Budget Plan”, March 30, 2010:

•	Debt;

•	Financing;

•	Debt management;

•	Credit ratings;

•	Additional information.

(99.18)	Excerpts from “2010-2011 Budget – Budget Speech”, March 30, 2010:

•	Summary of consolidated budgetary transactions 2009-2010 fiscal year;

•	Summary of consolidated budgetary transactions 2010-2011 forecast;

•	Budgetary revenue of the Consolidated Revenue Fund 2010-2011 forecast;

•	Budgetary expenditure of the Consolidated Revenue Fund 2010-2011 forecast;

•	Consolidated non-budgetary transactions 2010-2011 forecast;

•	Consolidated financing transactions 2010-2011 forecast.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 12 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Bernard Turgeon
Name:	Bernard Turgeon
Title:	Associate Deputy Minister

Date: April 1, 2010